Exhibit 10.2

Remy International, Inc. 2902 Enterprise Drive • Anderson, Indiana 46013 USA	765-778-6499 Fax 765-778-6404

May 22, 2006

Gerald Mills

15073 Sycamore Hills Place

Haymarket, Virginia 20169

Dear Jerry:

On behalf of Remy International, Inc. it is my pleasure to extend this offer of employment. I believe you will be a valuable asset and am pleased to offer you the position of Senior Vice President, Chief Human Resources Officer, reporting to me. I look forward to welcoming you as a Remy employee on Thursday, June 1, 2006.

Our offer includes the following:

•	SALARY: Annual salary of $300,000 that will be paid on a semi-monthly basis.

•	BENEFITS: You are eligible to be covered by our excellent benefit programs including personal umbrella liability insurance, executive life, executive disability, health, dental, prescription drug, vision, 401K, pension plan, paid holidays, and vacation days. You and your eligible dependents will be covered under the Remy health and dental program effective June 1, 2006. Information regarding your benefits will be discussed during your benefit orientation. The Benefits Department will contact you after your start date to schedule a time to meet with you regarding your benefit eligibility and enrollment. You must be aware that a significant part of your role going forward is to restructure our benefit plans.

•	BONUS PROGRAM: You are eligible to participate in our Executive Bonus Program with a target bonus of 60% of base annual salary. The first year bonus will be paid based on service for nine months from April 1 through December 31, 2006.

•	SIGN-ON BONUS: You will receive a net sign-on bonus of $25,000, which is payable on your first paycheck. It will be grossed up to cover federal, state, and local taxes. Should you decide to leave Remy within your first year of employment, you will be required to repay a pro-rated share of this sign-on bonus.

•	REPAYMENT OF NVR INC.: You have indicated that if you join us prior to September 6, 2007, you are required to repay NVR Inc., your former employer, $65,000. You will diligently work with your current employer to be released from this obligation. However, if this cannot be done, Remy International will make the payment of $65,000 directly to NVR, Inc on, or before, May 31, 2006. Should you decide to leave Remy within your first year of employment, you will be required to repay this amount.

•	RELOCATION: You will work out of our subsidiary’s office in Winchester, Virginia, but be required to spend significant time in Anderson. The company will reimburse you for miscellaneous business related expenses at a rate of $1,000 per month.

•	VACATION: You will be eligible for 3 weeks vacation, 8 paid holidays and 4 floating holidays each year, including 2006.

Gerald Mills

•	SEVERANCE: After completion of six (6) months of employment and upon your resignation for “Good Reason” (as defined in Appendix A) or termination by Remy without “Cause” (as defined in Appendix A) you will receive an amount equal to the sum of twelve (12) months base salary and earned bonus subject to required withholding. This amount is payable over a twelve (12) month period in equal semi-monthly installments.

•	SUCCESS PAYMENT: Upon the occurrence of a Corporate Transaction (as defined in Appendix A), you will be entitled, if you are employed by Remy on the date of such occurrence, to receive from Remy, as additional compensation, a transaction success payment (the “Success Payment”), as follows;

(a)	An amount equal to 25% of the Net Proceeds in excess of $4,000,000 up to $8,000,000; and

(b)	Up to an amount equal to 1% of total Net Proceeds (as defined in Appendix A) above $9,000,000.

Please note that our offer is contingent upon the following:

1.	Successful completion and passing of a drug screen. The drug screen should be completed prior to your first day. The enclosed yellow sheet details the process and how to find a location. Please contact Kelly Witter 765-778-5948 with any questions.

2.	Successful verification of your U.S. citizenship and/or approved employment eligibility in the United States (See I-9 form). Your I9 documentation will be verified on your first day.

3.	Successful completion of a reference, background, and criminal check.

We would like to welcome you to Remy International. We look forward to you joining our team and sincerely hope that you will accept this offer of employment. Please indicate your acceptance to our offer by signing below and returning the offer within 5 business days. You will need to come to our Corporate Headquarters Building at 8:15 AM on your first day to complete your HR paperwork, which is attached to the enclosed pink checklist. If you have any questions, do not hesitate to contact us.

Sincerely,	Acceptance:

REMY INTERNATIONAL, INC.

/s/ John Weber
John H. Weber	/s/ Gerald Mills
President and Chief Executive Officer

Date:
May 22, 2006

Enclosures

Appendix A

“Good Reason” means and will be deemed to exist if, without your consent, (a) you suffer a material diminution in your duties, responsibilities or effective authority or any adverse changes in your titles or positions, (b) You suffer a reduction of your “Base Salary” or target bonus opportunity below that which is set forth in this Offer Letter; or (c) Remy fails to pay you any earned compensation or to provide your vested benefits when due and payable and which is not cured within a reasonable period of time after receipt of notice.

“Cause” means (a) you engage in gross misconduct or gross negligence in the performance of your duties for Remy or any of its subsidiaries, (b) you embezzle assets of Remy or any of its subsidiaries, (c) you are convicted (including a plea of guilty or nolo contendere) of a felony involving moral turpitude, or (d) your breach of any restrictive covenant set forth in the Offer Letter.

“Corporate Transaction” means the direct or indirect sale or other disposition for value (to an entity or person unrelated or unaffiliated with Remy or Citicorp) of the equity interests in Remy or the assets of Remy.

“Net Proceeds” means the fair value of the aggregate and cumulative consideration received, less the aggregate of any transaction costs of any kind borne directly or indirectly by Remy or the Remy equity interest holders, and actually paid or distributed to the Remy equity interest holders in connection with an Corporate Transaction.